Exhibit 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement (No. 333-190976) on Form S-8 of Federal Signal Corporation Retirement Savings Plan of our report dated June 22, 2018, with respect to the statements of net assets available for benefits of Federal Signal Corporation Retirement Savings Plan as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related supplemental information as of, and for the year ended, December 31, 2017, which appears in the December 31, 2017 annual report on Form 11-K of Federal Signal Corporation Retirement Savings Plan.
/s/ MAYER HOFFMAN McCANN P.C.
Chicago, Illinois
June 22, 2018